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Women-led
True East Leaf

Legal Cannabis Business

161 Seymour Street
Pittsfield, MA 01201
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Early Investor Bonus: The investment multiple is increased to 2× for the next $50,000 invested.
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THE PITCH
True East Leaf is seeking investment to open a craft cultivation and retail storefront in Pittsfield, MA.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
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10,000 sq. ft.
Floor Space
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OUR STORY

We are young entrepreneurs who work hard to reach our goals. We've spent many years learning all we could about the cannabis plant and are well prepared to join this fast-growing industry.

Through years of research, trial and error, and cultivating cannabis, we've mastered the craft and techniques required to consistently achieve a successful and healthy grow.
To gain first-hand knowledge, we traveled to California several times a year to attend cannabis events and visit successful dispensaries and cultivations, learning as much as we could about the industry.
Once marijuana became recreational in Massachusetts, we began our search for a commercial building. In 2018, we purchased an ideal building able to accommodate our vertically integrated business. Centrally located, our business is in a desirable area surrounded by other thriving businesses.
True East Leaf is motivated to swiftly repay investments plus promised-portion of revenue. We have independently financed the project up to this point in preparation for a successful business. This includes the purchase of the building, acquiring a host agreement with the city, receiving state provisional licenses for cultivation & retail, and paying architects, lawyers, and other professionals. We have chosen highly reputable companies who are ready to begin the renovations on the building.
As a Women Business Enterprise, we look forward to standing out and increasing the statistics of women-owned cannabis businesses. In 2021, only 5% of cannabis business owners in Massachusetts were women. True East Leaf is committed to being inclusive and building a diverse team.
True East Leaf has plans for future expansion to include purchasing a second building that would house additional cultivation and manufacturing.
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161 SEYMOUR STREET IN PITTSFIELD, MA

True East Leaf plans to operate an adult-use retail dispensary and cultivation facility at 161 Seymour Street in Pittsfield. Located in the beautiful mountains of the Berkshires, we are in the center of the cultural hub that attracts tourists all year. The building layout is ideal for both types of businesses to thrive.

The retail storefront will be designed specifically to create a relaxing atmosphere, enhancing the customer experience. This will be achieved through the use of calming colors, also known to spark creativity – distinguishing itself from other dispensaries in the area. The design work will be done by local artists to support the community.

The cultivation will be tightly controlled and sophisticated in design to achieve the best results for harvesting. It will consist of two large vegetative grow rooms and six large flower grow rooms. The rooms will be on a constant cycle allowing for a harvest every 3-4 weeks.

Surrounded by attractions including restaurants, food trucks, shops, Barrington Stage Company, and historic Wahconah Park, the location of this facility will be unmatched. Heavy foot traffic is anticipated as the building is near a bus stop, grocery store, hospital, apartments, and other homes. With the location especially accessible to walkers, the existing crosswalk with lights in front of the building maximizes pedestrian safety.

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MAY 2021

Submitted Licensing Applications to CCC

AUGUST 2021

Received Provisional Licenses

JANUARY 2022
Capital Raise

Launch Campaign to Secure Capital & Start Construction

SEPTEMBER 2022

Complete Construction & Final Inspections

OCTOBER 2022

Begin Cultivating

OCTOBER 2022

Open Retail

FEB 2023

First Harvest

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OUR OFFERINGS

True East Leaf will offer a wide variety of items including cannabis flower, prerolls, edibles, topicals, and extracts. The menu will include both in-house and outsourced products to provide various options to consumers.

The cultivation will concentrate on growing exotic, world-class cannabis bred by industry leaders. True East Leaf will have the ability to grow up to 50 exclusive pheno-hunted strains with a diverse range of cannabinoids and terpenes. Our goal is to provide premium cannabis to all customers while earning a positive and trustworthy reputation.

Aside from the products available in the storefront, clones will also be available for purchase for both customers and other licensed cannabis cultivations in the state.

True East Leaf looks forward to effectively operating a safe and accessible adult-use retail storefront. Safety will always be prioritized with security on site, extensive surveillance cameras, shatter resistant front windows, smart doors and ID readers. Advanced technology will be used throughout the facility to provide smooth, quick, and effective operations.

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TARGET MARKET AND COMPETITION

True East Leaf will stand out from the competition by cultivating and carrying elite product found only at exclusive dispensaries, but within the same price range offered at other dispensaries in the state.

True East Leaf will be cultivating rare, resilient genetics accessible only at their retail shop. The crosses of the cannabis strains are hand selected after years of breeding. These strains will bring an excitement to the storefront every time they are released. True East Leaf is excited to introduce high quality craft cannabis to a market that is largely wholesale.

True East Leaf's location is in Pittsfield, Massachusetts. In 2020, Massachusetts total marijuana sales exceeded $1 billion and will continue to increase into the future.

It is anticipated that customers will visit the storefront from all over – both locally and from out of town. The storefront will be both warm and welcoming for all guests while also focused on efficiency and speed.

True East Leaf will carry a large selection of products to meet the different needs of all customers. Our in-house cultivated product will be directed toward craft cannabis connoisseurs.

Aside from being a high quality and reputable brand, True East Leaf is focused on using efficient equipment throughout the facility geared towards lower-cost operations.

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THE TEAM

Kayley Stasiewski

CEO & Director of Finance

Kayley has worked in accounting and finance for successful, global corporations since 2014. She received her Bachelor of Business Administration in Accounting from Isenberg School of Management, graduating magna cum laude in 2016. She was a member of the National Honor Society and she anticipates completing her MBA in Business Analytics this year. Kayley has been a medical marijuana patient since 2014 and is passionate about the benefits that come with consuming cannabis. Learning beside Thomas throughout each grow, Kayley understands the importance of every step that goes into achieving a healthy harvest. Kayley is eager to bring premium cannabis to the recreational market.

Thomas Pytko

President & Director of Cultivation

Thomas has been working in the electrical field since 2015. After graduating from Porter and Chester Institute, he earned his electrical journeyman license and recently earned his master electrician license. He is a certified installer for Trolmaster – an environmental controller for cultivation rooms. Through his experience in the electrical field, Thomas has grown passionate about reducing energy use and the carbon footprint created by cultivations. Thomas has been learning about the industry for over a decade and has been a cannabis caregiver since 2017. He has been cultivating for many years and has mastered advanced techniques to achieve the highest quality cannabis. He is knowledgeable in plant biology and is a self-taught breeder. Thomas looks forward to bringing his craft to the market.

Kelsey Walden

HR Manager

Kelsey's management ability, experience, and personality make her a great asset to the True East Leaf team. She has primarily held office and coordinator roles in health care settings for all of her career. Her attention to detail, organizational and communication skills, paired with the desire to treat others with integrity and respect, are values that align with True East Leaf's vision. Kelsey received her Bachelor of Science degree in Health Information Management from Western Governors University, where she learned that ethics are of utmost importance and a subject she has studied thoroughly. Kelsey holds an IT certification in CompTIA Project+.

Brittany McKnight

Retail Manager

With several years of customer service experience and full knowledge of the cannabis plant, Brittany will be leading the retail storefront with confidence and a smile. Brittany has worked in social services for many years managing adults with their daily needs. She is trained in CPR, MAP, and first-aid. She interacts with home and business owners daily, as she owns her own cleaning business. Although she is highly skilled in cleaning, the cannabis industry is calling her name! Aside from her work history, Brittany has spent many years working on cannabis farms on the west coast assisting in trimming and packaging. She is extremely knowledgeable in strains, terpenes, and cannabinoids.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Construction Renovations $94,000

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $5,540,200 $23,260,000 $23,612,000 $23,964,000 $24,668,000

EXPENSES

Taxes $1,939,070 $8,141,000 $8,264,200 $8,387,400 $8,633,800

Outsourced Flower $2,436,000 $6,851,250 $6,851,250 $6,851,250 $6,851,250

Outsources Products - Other $304,500 $1,218,000 $1,218,000 $1,218,000 $1,218,000

City Fee $15,000 $60,000 $120,000 $200,000 $200,000

Payroll $135,000 $820,000 $861,000 $904,050 $949,252

Utilities $15,600 $97,400 $97,400 $97,400 $97,400

Cultivation $44,871 $179,484 $179,484 $179,484 $179,484

Retail & Packaging Supplies $28,075 $112,300 $112,300 $112,300 $112,300

Office Supplies $1,056 $4,225 $4,225 $4,225 $4,225

Misc. $76,544 $306,178 $306,178 $306,178 $306,178

Charities $2,500 $10,000 $10,000 $10,000 $10,000

Construction Loan $90,000 $360,000 $360,000 $360,000 $360,000

Operating Profit $451,984 $5,100,163 $5,227,963 $5,333,713 $5,746,111

This information is provided by True East Leaf. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

True East Leaf Financial Forecast.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends April 8th, 2022

Summary of Terms

Legal Business Name True East Leaf

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

2×

Investment Multiple 1.5×

Business's Revenue Share 1%-2.5%

Minimum Investment Amount $100

Repayment Schedule Annually

Securitization None

Maturity Date October 1st, 2026

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the True East Leaf's fundraising. However, True East Leaf may require additional funds from alternate sources at a later date.

Forecasted milestones

True East Leaf forecasts the following milestones:

Year 2022 in Pro-Forma Table and Attached Financial Forecast in Data Room refer to a Q4 - 2022 Opening.

Achieve $5,540,200 revenue in Q4 of 2022.

Achieve $24,668,000 profit per year by 2026

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of True East Leaf to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

True East Leaf operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. True East Leaf competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from True East Leaf's core business or the inability to compete successfully against the with other competitors could negatively affect True East Leaf's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in True East Leaf's management or vote on and/or influence any managerial decisions regarding True East Leaf. Furthermore, if the founders or other key personnel of True East Leaf were to leave True East Leaf or become unable to work, True East Leaf (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which True East Leaf and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, True East Leaf is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

True East Leaf might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If True East Leaf is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt True East Leaf

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect True East Leaf's financial performance or ability to continue to operate. In the event True East Leaf ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither True East Leaf nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

True East Leaf will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and True East Leaf is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although True East Leaf will carry some insurance, True East Leaf may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, True East

Leaf could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect True East Leaf's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of True East Leaf's management will coincide: you both want True East Leaf to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want True East Leaf to act conservative to make sure they are best equipped to repay the Note obligations, while True East Leaf might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If True East Leaf needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with True East Leaf or management), which is responsible for monitoring True East Leaf's compliance with the law. True East Leaf will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if True East Leaf is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if True East Leaf fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of True East Leaf, and the revenue of True East Leaf can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of True East Leaf to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by True East Leaf. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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